1 1 VEON 1Q22 TRADING UPDATE April 28, 2022 Amsterdam PROTECTING STAKEHOLDER VALUE DELIVERING CONTINUED LOCAL CURRENCY GROWTH ACROSS OUR OPERATIONS

2 2 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

3 3 NOTICE TO READER: IMPACT OF CONFLICT VEON’s results presented in this presentation are, unless otherwise stated, based on IFRS and have not been externally reviewed and audited. The financial information included in this presentation is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures that have not yet been completed and has not been audited, reviewed or verified. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the quarter or any future period. The ongoing conflict between Russia and Ukraine and the sanctions imposed by the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, countermeasure sanctions by Russia and other legal and regulatory responses, as well as responses by our service providers, partners, suppliers and other counterparties, and the consequences of all of the foregoing have significantly impacted and will continue to significantly impact our results and operations in Russia and Ukraine, and may significantly affect our results and operations in the other countries in which we operate. We are closely monitoring events in Russia and Ukraine, as well as the possibility of the imposition of further sanctions in connection with the ongoing conflict between Russia and Ukraine and any resulting further rise in tensions between Russia, and the United States, the United Kingdom and/or the European Union. We hope that there will be a peaceful and amicable resolution and are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. The broad nature of the financial sanctions targeted at the Russian financial system, including several banks that have historically provided funding to the Company, the comprehensive sanctions on investment and vendors in Russia and the ongoing conflict between Russia and Ukraine may have a material impact on the Company’s operations and business plans in Russia and Ukraine. Over the next few months, we will be undertaking an assessment of the need for and amount of potential impairment charges, which is not as of yet determinable due to a number of factors, including the fluidity of the current situation and our ability to obtain relevant data required to build a business plan given the ongoing conflict and associated uncertainties. We anticipate that we will report material impairment charges with respect to assets in Ukraine and/or Russia during 2022, unless there is a significant improvement in the current underlying conditions, including a lasting resolution of the ongoing conflict. However, we are still gathering the necessary data and we are not able at this time to estimate the amount or range of this potential impairment charge to the profit and loss statement. Such an impairment charge, if any, would have no impact on the Company’s cash flow.

4 4 DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans; anticipated performance, including VEON’s ability to generate sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; VEON’s assessment of the impact of the conflict surrounding Russia and Ukraine, including related sanctions and counter-sanctions, on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of, among other things: further escalation in the conflict surrounding Russia and Ukraine, including further sanctions and counter-sanctions and any related involuntary deconsolidation of our Russian and/or Ukrainian operations; further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that has negatively affected VEON’s operations and financial condition in the past; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investment on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 15 March 2021 and other public filings made from time to time by VEON with the SEC, including VEON’s Annual Report on Form 20-F for the year ended December 31, 2021 to be filed with the SEC on 29 April 2022. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long-term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

5 5 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

6 6 1Q22 HIGHLIGHTS HQ cash position supporting liquidity $1,904mn CASH POSITION $1,304mn at HQ EBITDA growth across all markets EBITDA $775mn -4.0% YoY reported Group capex intensity trending lower $367mn CAPEX -6.2% YoY 4G penetration 48.8% 100.8mn 4G USERS +24.3% YoY Solid revenue performance -0.4% reported TOTAL REVENUE +9.8% local currency $1,823mn +5.7% local currency1 1. 1Q22 EBITDA was +7.3% YoY in local currency if adjusted for extraordinary charitable donations in Ukraine and Kazakhstan in 1Q22 Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5

7 7 MARCH 2022 HIGHLIGHTS A global telecom protecting stakeholder value and putting our people first • Protecting our people We continue to prioritize the safety and security of our employees and customers across the Group • International telecom operator with high governance standards VEON provides essential connectivity and digital services in 9 countries, is committed to maintaining high governance transparency and compliance standards and is not the subject of any sanctions • Focus on cash generation We took steps to improve our capital structure, maintain a strong liquidity position and ensure healthy cash generation from our operations through financial discipline 1. Data and digital revenues include mobile data revenue as well as revenues from mobile financial services and mobile TV/video entertainment Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5 Group KPIs for the month of March USD 569.7 million +8.6% YoY local currency -11.9% YoY reported currency Revenue 206.4 million +3.9% YoY Mobile subscribers 100.8 million +24.3% YoY 4G users Service revenue USD 530.9 million +8.7% YoY local currency -11.5% YoY reported currency Data and digital revenues1 USD 232.2 million +15.1% YoY local currency -4.4% YoY reported currency

8 8 VEON’S WIDE GEOGRAPHIC DIVERSIFICATION Operating company contribution to key group metrics in 1Q22 Note: Revenue and EBITDA contribution in reporting currency Revenue EBITDA 47% 40% Russia 48.5Subscribers, million 19% 20% Pakistan 75.0 15% 21% Ukraine 26.1 8% 8% Kazakhstan 10.1 8% 7% Bangladesh 35.9 3% 3% Uzbekistan 7.6 1% 0.5% Georgia 2.0 1% 0.4% Kyrgyzstan 1.4

4G DRIVES CUSTOMER ENGAGEMENT AND DATA & DIGITAL REVENUES

VEON

Growth in customer base

206.4mn subscribers
+3.9% YoY

Data users attracted by new data and digital bundles

142.4mn data users
+7.1% YoY

Network focused on speed and quality

98,728 4G Sites
+17.3% YoY

Steady growth in 4G uptake

4G Users and penetration
(3 month active, million and %)



29.2%
40.8%
48.8%
57.4
81.1
100.8
1Q20
1Q21
1Q22

+24.3% 4G Users YoY growth

+8.0p.p. 4G penetration YoY growth

Healthy growth in data and digital revenues[1]

Data and digital revenues and YoY trends
(USD million and %)



+16.0%
+16.8%
+15.8%
651.9
692.6
732.2
1Q20
1Q21
1Q22

+15.8% Data and digital revenues YoY growth in local currency

9

1. Data and digital revenues include mobile data revenue as well as revenues from mobile financial services and mobile TV/video entertainment

Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5

10 10 DIGITAL OPERATOR STRATEGY DELIVERING RESULTS Growing customer engagement and retention RE AD PAY1440 ARPU Multiple Churn Impact 1.0x 3.0x 3.8x SP Voice 2play 4G Multiplay 1.0x 0.6x 0.4x SP Voice 2play 4G Multiplay Multiplay customers 21% 30% 35% 8% 14% 18% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users 1 1. Revenue share, based on the mobile B2C segment Note: SP Voice – Singleplay voice customers, 2play 4G – Doubleplay 4G customers, Multiplay – Multiplay 4G customers

CONTINUED LOCAL CURRENCY GROWTH ACROSS OUR COUNTRIES

VEON

UKRAINE (Kyivstar)
- +15.1% Revenue
- +4.6% EBITDA
- +9.3% Norm. EBITDA[1]

PAKISTAN (Jazz)
- +9.1% Revenue
- +13.7% EBITDA

KAZAKHSTAN (Beeline)
- +20.0% Revenue
- +9.2% EBITDA
- +16.5% Norm. EBITDA[1]

RUSSIA
- +5.6% Revenue
- +2.8% EBITDA

BANGLADESH (banglalink)
- +8.6% Revenue
- +1.1% EBITDA

UZBEKISTAN (Beeline)
- +22.6% Revenue
- +24.5% EBITDA

GEORGIA (Beeline)
- +13.7% Revenue
- +22.7% EBITDA

KYRGYZSTAN (Beeline)
- +9.7% Revenue
- +26.5% EBITDA

1. Ukraine and Kazakhstan: if EBITDA adjusted for extraordinary charitable donations and employee support in 1Q22

11

UKRAINE

Supporting our communities and delivering resilient performance

KYIVSTAR VEON

1Q22 RESULTS YOY TRENDS

TOTAL REVENUE
7.9bn
UAH
+15.1%

SERVICE REVENUE
7.8bn
UAH
+14.9%

EBITDA
4.9bn
UAH
+4.6%

+9.3% norm.[1]

CAPEX
0.7bn
UAH
-38.8%

REVENUE AND YOY TRENDS

(UAH Billion and %)



+16.1%
6.0
+15.0%
6.8
+15.1%
7.9
1Q20
1Q21
1Q22

4G USERS AND PENETRATION

(3 month active, million and %)



30%
7.8
38%
9.7
49%
12.7
1Q20
1Q21
1Q22

MULTIPLAY CUSTOMERS



Revenue share
Share of monthly active users
5%
3%
15%
10%
21%
13%
1Q20
1Q21
1Q22

- Quarterly revenues remain resilient, +15.1% YoY
- Mar'22 revenue UAH 2.8bn, +16.7% YoY and service revenue UAH 2.7bn, +16.7% YoY
- Ensuring safety and security of Kyivstar employees remains our number one priority
- Team providing connectivity and humanitarian support to customers and communities
- More than 90% of base stations are operational, rollout in the west of the country continues
- c.2 million of our subscriber roam outside Ukraine through "roam like home – for free" offer

1. YoY trend for EBITDA adjusted for extraordinary charitable donations and employee support in Ukraine in 1Q22

12

13 13 RUSSIA Providing an essential service to Beeline customers 1. 4G penetration in Russia: % of active 4G data users in total 3 months active customer base excluding machine-to-machine (M2M) connections SERVICE REVENUE 63.5bn +4.1% 16.5bn +11.5% RUB RUB 1Q22 RESULTS YOY TRENDS CAPEX • 1Q22 revenues up 5.6% YoY with service revenue growth 4.1% YoY • Mar’22 revenue RUB 24.9bn, +3.6% YoY and service revenue RUB 22.2bn, +3.7% YoY • NPS enhancement across all regions in particular Moscow, supporting improvement in customer satisfaction, relative NPS up by 4 points YoY and by 5 points QoQ • Tariff increases anticipated to continue in 2022 • Encouraging trends in revenue market share, estimated at 21% at the end of 2021 TOTAL REVENUE 72.2bn 27.6bn RUB +5.6% EBITDA +2.8% RUB 33% 39% 43% 17% 21% 25% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users 20.7 23.1 25.3 41% 49% 56% 1Q20 1Q21 1Q22 61.6 61.0 63.5 1Q20 1Q21 1Q22 -1.0% +4.1%-2.8% 4G USERS AND PENETRATION1 (3 month active, million and %) MULTIPLAY CUSTOMERS SERVICE REVENUE AND YOY TRENDS (RUB Billion and %)

14 14 PAKISTAN Jazz’s growing 4G penetration and digital services enhance value generation • Solid revenue growth despite the impact of increased withholdings tax and lower MTR on growth momentum, gaining revenue market share • Jazz concluded 15-year spectrum renewal on 12 April 2022, for USD 486.2mn, 50% paid upfront and balance over 5 years • PKR 40bn (c. USD 222mn) local funding (maturity July 2031) drawn for spectrum acquisition • JazzCash recently applied for a digital retail banking license • Atyab Tahir appointed as new CEO for JazzCash effective 1 May 2022 1Q22 RESULTS YOY TRENDS SERVICE REVENUE 54.3bn +7.8% 14.9bn +1.6% PKR PKR 49.3 55.0 60.1 1Q20 1Q21 1Q22 17.7 28.7 36.7 29% 41% 49% 1Q20 1Q21 1Q22 +9.1% CAPEX -2.6% +11.7% TOTAL REVENUE 60.1bn 28.1bn PKR +9.1% EBITDA +13.7% PKR 15% 28% 35% 8% 14% 17% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users 4G USERS AND PENETRATION (3 month active, million and %) REVENUE AND YOY TRENDS (PKR Billion and %) MULTIPLAY CUSTOMERS

15 15 KAZAKHSTAN Fourth consecutive quarter of revenue growth above 20% • 1Q22 revenues continued their fast-paced growth • Jan’22 revenue KZT 20.4bn, +15.6% YoY and EBITDA KZT 6.9bn, -29.7% YoY • EBITDA impacted by charitable donation (KZT 2.0bn) following unrest, underlying EBITDA +16.4% • Momentum in 4G customer base growth continues with 4G penetration reaching 67% • “Simply” user base reaches 125,000 MAUs with 27% non-Beeline customers • “izi” user base records 101’000 monthly active subscribers, +87.0% YoY 1Q22 RESULTS YOY TRENDS SERVICE REVENUE 61.8bn +18.4% 6.6bn -24.2% KZT KZT 46.0 53.7 64.4 1Q20 1Q21 1Q22 4.2 5.3 6.7 44% 56% 66% 1Q20 1Q21 1Q22 18% 31% 44% 10% 20% 32% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users +17.7% +16.9% +20.0% CAPEX TOTAL REVENUE 64.4bn 30.2bn KZT +20.0% EBITDA +9.2% KZT 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS REVENUE AND YOY TRENDS (KZT Billion and %) +16.5% norm.1 1. YoY trend for EBITDA adjusted for extraordinary charitable donations in Kazakhstan in 1Q22

16 16 BANGLADESH Increasing scale, scope and ambitions • Revenue momentum continues as Banglalink executes on network rollout • Doubled frequency holding with the purchase of 40Mhz of 2300-band spectrum, for USD 205mn payable over 10 years • Toffee users up 86.9% YoY with a 37.1% increase in watch sessions • Launched Health Hub, first digital health aggregator of the country • In April 2022 Banglalink secured BDT 12bn (c.USD 135mn) local syndicate funding with 5 years maturity 1Q22 RESULTS YOY TRENDS TOTAL REVENUE 12.4bn SERVICE REVENUE 4.7bn BDT BDT +8.6% +8.6% 12.2bn 4.0bn 11.6 11.4 12.4 1Q20 1Q21 1Q22 5.4 9.0 12.5 16% 26% 35% 1Q20 1Q21 1Q22 0.2% 9% 18% 4% 9% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users +3.7% -1.6% +8.6% EBITDA CAPEX +81.0% BDT +1.1% BDT 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS REVENUE AND YOY TRENDS (BDT Billion and %)

17 17 UZBEKISTAN Demand for data drives double digit growth • Another quarter of strong performance, with double digit revenue growth, in a favourable regulatory environment • Solid increase in 4G users with 4G penetration growing by 12.2 p.p. YoY • Expanding 4G coverage with 150 new 4G base stations added • A new ‘hyper-speed’ channel rolled connecting Tashkent and Samarkand at a speed of 600 Gbps 1Q22 RESULTS YOY TRENDS SERVICE REVENUE 580.4bn +22.8% 56.7bn -55.7% UZS UZS 521.5 473.6 580.8 1Q20 1Q21 1Q22 2.8 3.4 4.7 37% 50% 62% 1Q20 1Q21 1Q22 20% 43% 47% 8% 27% 28% 1Q20 1Q21 1Q22 Revenue share Share of monthly active users -2.5% -9.2% +22.6% CAPEX TOTAL REVENUE 580.8bn 292.0bn UZS +22.6% EBITDA +24.5% UZS 4G USERS AND PENETRATION (3 month active, million and %) MULTIPLAY CUSTOMERS REVENUE AND YOY TRENDS (UZS Billion and %)

OUR OTHER COUNTRIES SHOW STRONG GROWTH IN KPIs

VEON

GEORGIA

- 13.7% YoY growth in total revenue[1]
- 8.0% YoY growth in data revenue[1]
- 16.4% YoY growth in 4G users
- 61.5% YoY growth in Multiplay customers
- 26.1% YoY growth in data usage

Beeline

KYRGYZSTAN

- 9.7% YoY growth in total revenue[1]
- 6.3% YoY growth in data revenue[1]
- 21.5% YoY growth in 4G users
- 2.1x YoY growth in Multiplay customers
- 15.9% YoY growth in data usage

Beeline

ALGERIA (asset held for sale)

- +7.8% YoY growth in total revenue[1]
- +30.6% YoY growth in data revenue[1]
- +24.5% YoY growth in 4G users
- 2.3x YoY growth in Multiplay customers
- +35.7% YoY growth in data usage

DJEZZY

18

1. YoY revenue trends refer to local currency

Note: Following the exercise of the put option for our stake in Algeria on 1 July 2021, the Algerian business has, in line with the requirements of IFRS 5, become a discontinued operation, and is accounted for as an "Asset held for sale"

DIGITAL PRODUCTS AND PARTNERSHIPS

VEON

Driving our Digital Operator strategy

FINTECH	**JAZZCASH** 15.7mn — Monthly active users +12.2% YoY PKR 3,445bn — LTM Gross Transaction Value (c.6.5% of GDP)	**BEEPUL** 255.5k — Monthly active users +67.3% YoY UZS 3,081bn — LTM Gross Transaction Value +83.5% YoY	**SIMPLY** 125.0k — Monthly active users
ENTERTAIN= MENT	**TOFFEE** 6.3mn — Monthly active users +86.9% YoY 93.9mn — Sessions +37.1% YoY	**BEELINE TV RUSSIA** 3.0mn — Monthly active users -1.4% YoY 273.8mn — Minutes of watch time +22.2% YoY	**TAMASHA** 1.0mn — Monthly active users +35.0% YoY 209.1mn — Minutes of watch time 7.3 times YoY
SELF-CARE	**JAZZ WORLD** 10.5mn — Monthly active users +23.1% YoY	**MY BL** 3.6mn — Monthly active users +90.4% YoY	**MY BEELINE RUSSIA** 9.7mn — Monthly active users +13.1% YoY

19

20 20 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

21 21 1Q22 REVENUES Positive revenue trends across all markets • Strong local currency revenue performance for the Group +9.8% YoY (-0.4% reported) • High FX volatility impacted reported growth • Good momentum in data and digital revenues supported by growing 4G penetration • Pakistan impacted by changes in the tax regime and MTR, double digit underlying revenue growth 857 1,823 338 276 144 141 53 20 -8 Russia Pakistan Ukraine Bangladesh Kazakhstan Uzbekistan Georgia and Kyrgyzstan Eliminations Group 5.6% 15.1%9.1% 20.0% 22.6% 11.5% Local currency YoY growth REVENUE IN 1Q22 (USD million) 8.6% 9.8% 1Q22 results YoY trends Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5 TOTAL REVENUE $1.823bn -0.4% reported +9.8% local currency SERVICE REVENUE +9.0% local currency -1.1% reported $1.676bn DATA AND DIGITAL REVENUE +15.8% local currency +5.7% reported $732.2mn

22 22 1Q22 EBITDA AND EBITDA MARGIN 1Q22 results YoY trends EBITDA $775mn -4.0% reported +5.7% +7.3% norm.1 local currency EBITDA MARGIN -1.6p.p. 42.5% 1. YoY trend in local currency for EBITDA adjusted for extraordinary charitable donations in Ukraine and Kazakhstan in 1Q22 Note: the comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5 EBITDA IN 1Q22 (USD million) 327 775 171 158 66 55 27 7 -36 Russia Ukraine Pakistan Kazakhstan Bangladesh Uzbekistan Georgia and Kyrgyzstan HQ and eliminations Group 2.8% 13.7%4.6% 24.5% 24.6%9.2% Local currency YoY growth 1.1% 5.7% Normalized1 YoY growth 9.3% 16.5% 7.3% • Extraordinary charitable donations and employee support in Ukraine & Kazakhstan amounting to USD 12.1 million • Energy costs increase across our markets with the average increase for the Group c. 25% YoY • We remain focused on costs as inflation increased across most operations

1Q22 FINANCIAL UPDATE

VEON

Further financial de-risking and supporting liquidity

1Q22 (QoQ trends)

LEVERAGE
2.4x
Leverage excl. leases **1.8x**

GROSS DEBT
$9.7bn
-5.8%

NET DEBT (excl. lease liabilities)[1]
$5.2bn

CASH

- Total cash USD 1.9 billion
- HQ cash USD 1.3 billion, with additional USD 600 million equivalent at operating companies
- Approx. USD 700 million remains available under our revolving credit facility (RCF)
- All countries remain self-sufficient, no Group cash funding required
- Our current ratio (current assets / current liabilities) is 1.11x

DEBT

- Average cost of debt 7.7%, up 180bp YoY driven by increased cost of RUB and PKR debt
- Debt cost reflects blended rate of borrowings, mainly USD, RUB and PKR (USD cost 4.5%)
- Average debt maturity stable at 3.3 years with USD 633 million maturing in next 12 months
- HQ net debt reduced to USD 3.7 billion following the winding down of USD 1.1 billion through novation to PJSC VimpelCom in April 2022
- Local funding in Pakistan and Bangladesh to cover spectrum acquisition

PORTFOLIO OPTIMIZATION

- Algeria put option valuation concluded at USD 682 million
- Work on tower portfolio continuing

1. Excluding cash and cash deposits from our banking operations in Pakistan

Note: The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5

23

24 24 DEBT AND LIQUIDITY AS OF 31 MARCH 2022 Well balanced net debt position 1. Cash and cash equivalents, and net debt currency mix does not include an amount of USD 73 million relating to banking operations in Pakistan Note: The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5 LEGEND: USD RUB PKR BDT UAH DZD EUR OTHER CASH1 EXCLUDING LEASES1GROSS DEBT (EXCLUDING LEASES) 61% 31% 7% 3% -2% 63% 24% 10% 2%1% USD 7.1bn 68% 17% 4% 4% 2%2%2% 1% Total Gross debt USD 9.7bn USD 1.9bn USD 5.2bn INCLUDING LEASES1 41% 45% 7% 4% 3% USD 7.8bn USD 1.3bn cash at HQ DEBT AND CASH CURRENCY MIX NET DEBT CURRENCY MIX

25 25 ALIGNING OUR CAPITAL STRUCTURE Through debt novation LEGEND: USD RUB PKR BDT UAH DZD EUR OTHERN ET D EB T CU RR EN CY M IX (IN CL U D IN G LE A SE S) 1 41% 45% 7% 4% 3% USD 7.8bn Group, excl. Russia Russia RUB 90 billion debt novation Group as of 31.03.22 CA SH CU RR EN CY M IX 1 68% 17% 4% 4% 2%2%2% 1% USD 1.9bn 1. Cash and cash equivalents, and net debt currency mix does not include an amount of USD 73 million relating to banking operations in Pakistan Note: The comparative information for the Group is restated following the exercise of the put option for our stake in Algeria on 1 July 2021, in line with the requirements of IFRS 5 65% 12% 12% 6% 5% USD 4.9bn -1% 101% USD 2.9bn 70% 18% 1% 4% 2% 2% 2% 1% USD 1.8bn 27% 73% 0% USD 0.1bn

26 26 0.10 1.38 0.68 2.47 0.91 1.32 0.06 0.13 2022 2023 2024 2025 2026 2027 2028 >2028 DEBT MATURITY Favorably staggered over the medium term • USD 529 million 5.95% bonds February 2023 • USD 700 million 7.25% bonds April 2023 • Outstanding USD 430 million under RCF due in May 2022 can be rolled over until the final maturity date of RCF in 2025 (USD 43 million was repaid in April 2022) LEGEND: USD RUB PKR BDT UAH DZD EUR OTHER DEBT MATURITY SCHEDULE AS OF 31 MARCH 2022 (USD billion)

27 27 DEBT MANAGEMENT UPDATE • Debt cost reflects blended rate of borrowings across our basket of different currencies, mainly USD, RUB and PKR (average USD cost 4.5%) • The higher cost of debt is driven by the increase in key rates in Russia and Pakistan1 and higher levels of local currency borrowings • On 28 February 2022 VEON Holdings B.V. made a drawdown of USD 430 million under its revolving credit facility to repay VEON Holdings B.V. bonds maturing on 1 March 2022 guaranteed by PJSC VimpelCom • In March 2022 VEON Finance Ireland repaid RUB 30 billion to VTB. Following this payment to VTB, the VEON Group had no further loans outstanding with VTB • PMCL made a drawdown of PKR 40 billion (USD 222 million) from its syndicated financing facility • Reduction of VEON guaranteed debt includes Kyivstar prepayment of UAH 2.4 billion (USD 80 million) loan AVERAGE MATURITY OF DEBT (in years) 1. From 1Q21 to 1Q22 CBR key rate increased from 4.5% to 20% and KIBOR increased from 7.5% to 10.6% and from 4Q21 to 1Q22 CBR key rate increased from 8.5% to 20% and KIBOR increased from 8.3% to 10.6% 5.9% 5.9% 6.1% 6.3% 6.9% 7.7% 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 3.5 3.4 3.3 3.2 3.3 3.3 4Q'20 1Q'21 2Q'21 3Q'21 4Q'21 1Q'22 AVERAGE COST OF DEBT (%)

28 28 AGENDA 1. OPENING 2. HIGHLIGHTS & BUSINESS UPDATE Nik Kershaw Kaan Terzioğlu 4. CLOSING REMARKS Kaan Terzioğlu 3. FINANCIAL RESULTS Serkan Okandan

29 29 CURRENT PRIORITIES Managing our portfolio Focus on monetization opportunities stronger than ever5 Driving growth Increased 4G penetration across all markets supporting a wide range of new digital initiatives 4 Protecting our people Our priority remains the safety and security of our employees and our communities1 Keeping our customers connected Global operator serving a primary need for our countries2 Focus on cash generation and preservation Ensuring at all time sufficient liquidity to meet our requirements 3

30 30 Q&A

31 31 THANK YOU! VEON ir@veon.com Tel: +31 (0)20 79 77 200

32 32 APPENDIX

33 33 DEBT BY ENTITY1 1. Excluding lease liabilities 2. The loans at VEON Finance Ireland DAC have been novated to PJSC VimpelCom, Russia during April Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts and other Total VEON Holdings B.V. 4,606 430 - 5,036 VEON Finance Ireland DAC - 1,070 - 1,0702 Pakistan Mobile Communications Limited - 698 - 698 Private Joint Stock Company Kyivstar - 157 1 158 Banglalink Digital Communications Ltd. - 46 - 46 Other 6 49 - 55 Total 4,612 2,450 1 7,063 31 MARCH 2022 (USD MILLION EQUIVALENT) • In April 2022 USD 43 million related to the RCF was repaid to Alfa Bank

34 34 LEASE LIABILITIES Note: After sale of Russian tower assets in 4Q21, Russia added lease liabilities of RUB 53,842 million (USD 730 million equivalent as of 31 December 2021) USD million 31 March 2022 31 December 2022 Russia 1,855 2,133 Pakistan 207 89 Ukraine 160 114 Kazakhstan 263 222 Bangladesh 59 51 Uzbekistan 30 28 Other 12 12 Headquarters 12 13 Total 2,598 2,662

35 35 TRADING UPDATE: DEBT MATURITY Debt maturity schedule 2022-2023 as of 31 March 2022 Maturity period Jun 2022 Jun 2022 Sep 2022 2022 other Feb 2023 Mar 2023 Apr 2023 Sep 2023 Dec 2023 2023 other Outstanding debt, USD equivalent 39 29 11 25 529 33 700 33 66 23 Outstanding debt, debt currency PKR 7,121 BDT 2,152 BDT 837 MIX USD 529 PKR 6,027 USD 700 PKR 6,207 UAH 1,924 PKR 1684 KZT 6,384 Entity Jazz Banglalink Banglalink Other VEON Holdings B.V. Jazz VEON Holdings B.V. Jazz Kyivstar Other DEBT MATURITY SCHEDULE 2022 – 2023 (Millions) • Outstanding USD 430 million under RCF due in May 2022 can be rolled over until the final maturity date of RCF in 2025 (USD 43 million was repaid in April 2022)

36 36 UKRAINE REVENUE (UAH Billion) EBITDA (UAH Billion) 4G USERS AND PENETRATION (Million and %) +15.1% YoY +4.6% YoY 6.7 6.8 7.1 7.3 7.5 7.9 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 4.5 4.7 4.8 4.9 4.8 4.9 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 9.3 9.7 10.3 11.6 12.1 12.7 36% 38% 40% 44% 46% 49% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 # of 4G sites 4G population coverage Data Usage per subscriber VENTURES Kyivstar TV MAU DIGITAL OPERATOR Self-care apps MAU 3.6mn (+30.9% YoY) INFRASTRUCTURE 13.7k (+33.1% YoY) 780.6k (+88.4% YoY) ARPU90.3% (+2.9p.p. YoY) UAH 93 (+14.2% YoY) 7.7Gb (+25.4% YoY) Big Data & AdTech Revenue Growth 1.4 times YoY Total mobile subscribers# of sites 12.9k 26.1mn Multiplay customers, MAU 2.7mn

37 37 1. 4G penetration - % of Active 4G data users in total 3 months active customer base (excluding M2M) 71.9 68.4 69.6 75.3 77.5 72.2 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 26.2 26.8 26.3 28.2 27.3 27.6 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 REVENUE (RUB Billion) EBITDA (RUB Billion) 4G USERS AND PENETRATION1 (Million and %) 22.6 23.1 24.2 25.4 25.5 25.3 48% 49% 51% 53% 55% 56% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 +5.6% YoY +2.8% YoY RUSSIA VENTURES Beeline TV MAU FinTech app MAU DIGITAL OPERATOR Self-care app MAU 9.7mn (+13.1% YoY) INFRASTRUCTURE # of 4G sites 49.6k (+13.7% YoY) 3.0mn (-1.4% YoY) 215.8k (2.0 times YoY)4G population coverage ARPU90.0% (+1.0p.p. YoY) RUB 360 (+5.8% YoY) Data Usage per subscriber 15.6Gb (+29.9% YoY) Big Data & AdTech Revenue Growth 2.1 times YoY Total mobile subscribers# of sites 62.3k 48.5mn Multiplay customers, MAU 8.9mn

38 38 EBITDA (PKR Billion) PAKISTAN 1. Includes users who are active in more than one application +9.1% YoY +13.7% YoY REVENUE (PKR Billion) 4G USERS AND PENETRATION (Million and %) VENTURES JazzCash MAU Entertainment apps MAU1 DIGITAL OPERATOR Self-care app MAU 10.5mn (+23.1% YoY) INFRASTRUCTURE # of 4G sites 13.0k (+12.1% YoY) 15.7mn (+12.2% YoY) 3.8mn (+24.4% YoY)4G population coverage ARPU55.7% (+1.6p.p. YoY) PKR 244 (-1.0% YoY) Data Usage per subscriber 5.1Gb (+14.9% YoY) 23.2 24.7 24.8 28.4 26.6 28.1 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 52.3 55.0 57.2 57.3 59.4 60.1 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 25.0 28.7 30.8 33.8 35.0 36.7 38% 41% 44% 47% 48% 49% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 Total mobile subscribers# of sites 14.6k 75.0mn Multiplay customers, MAU 10.5mn

39 39 EBITDA1 (KZT Billion) KAZAKHSTAN 1. EBITDA was positively impacted by tax incentive for radio frequencies in 4Q20 (KZT 4.8 billion), 3Q21 (KZT 2.7 billion) and 4Q21 (KZT 0.6 billion) +20.0% YoY +9.2% YoY REVENUE (KZT Billion) 4G USERS AND PENETRATION (Million and %) VENTURESDIGITAL OPERATORINFRASTRUCTURE 5.2 5.3 5.7 6.1 6.3 6.3 54% 56% 59% 62% 64% 64% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 54.5 53.7 58.9 63.9 66.0 64.4 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 27.7 27.7 30.8 34.1 35.2 30.232.5 36.8 35.8 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 Total mobile subscribers# of sites 6.7k 10.1mn # of 4G sites 4G population coverage Data Usage per subscriber FinTech MAUSelf-care app MAU 3.2mn (+48.1% YoY) 5.7k (+27.3% YoY) 1.8mn (+43.5% YoY) ARPU81.5% (+4.7p.p. YoY) KZT 1,690 (+12.6% YoY) 14.0Gb (+17.3% YoY) Big Data & AdTech Revenue Growth +81.8% YoY Multiplay customers, MAU 2.7mn

40 40 BANGLADESH +8.6% YoY +1.1% YoY REVENUE (BDT Billion) EBITDA (BDT Billion) 4G USERS AND PENETRATION (Million and %) VENTURES Toffee TV sessions Toffee TV MAU DIGITAL OPERATOR Self-care app MAU 3.6mn (+90.4% YoY) INFRASTRUCTURE # of 4G sites 11.0k (+22.7% YoY) 93.9mn (+37.1% YoY) 6.3mn (+86.9% YoY) 4G population coverage ARPU72.3% (+5.0pp. YoY) BDT 114 (+3.3% YoY) Data Usage per subscriber 4.3Gb (+56.3% YoY) 11.4 11.4 11.8 12.4 12.3 12.4 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 4.6 4.7 4.8 5.2 5.2 4.7 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 8.0 9.0 9.9 11.4 12.0 12.0 24% 26% 29% 33% 34% 34% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 Total mobile subscribers# of sites 11.4k 35.9mn Multiplay customers, MAU 2.5mn

41 41 EBITDA (UZS Billion) UZBEKISTAN 1. Includes users who are active in more than one application +22.6% YoY +24.5% YoY REVENUE (UZS Billion) 4G USERS AND PENETRATION (Million and %) VENTURESDIGITAL OPERATORINFRASTRUCTURE 3.1 3.4 3.6 3.9 4.3 4.7 46% 50% 54% 57% 61% 62% 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 492.0 473.6 495.2 543.0 544.7 580.8 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 177.0 234.6 189.0 280.7 240.1 292.0 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 Total mobile subscribers# of sites 3.8k 7.6mn # of 4G sites 4G population coverage Data Usage per subscriber FinTech MAUSelf-care app MAU 2.5mn (+14.0% YoY) 3.1k (+9.6% YoY) 1.8mn (+43.5% YoY) ARPU62.0% (+2.0p.p. YoY) UZS 26,121 (+14.3% YoY) 6.6Gb (+43.0% YoY) Entertainment apps MAU1 569.8k (+57.2% YoY) Multiplay customers, MAU 1.9mn

42 42 DEFINITIONS 4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies. ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue), by the average number of our mobile customers during the period and the number of months in that period. Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, purchase of licenses and capitalized leases are not included in capital expenditures. Capex intensity is a ratio, which is calculated as last-twelve-months (LTM) capex divided by LTM total revenue. Cash, total - cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan. Discontinued operations means that under IFRS, the results of discontinued operations that are presented separately in current and prior year income statements and have no impact on prior year balance sheet amounts. Following the exercise of the put option for our stake in Algeria on 1st July 2021, the Algerian business is, in line with the IFRS 5 requirements, a discontinued operation, and is accounted for as “Asset held for sale”. This means that its operations do not contribute to the base performance of VEON for both the current and prior year, and from the balance sheet perspective, it is measured at the lower of (i) the carrying amount of the discontinued business; and (ii) its fair market value, less costs to sell. Any deviation from this value in respect of the final valuation would result in a gain/loss, which would be accounted for as a profit/loss from discontinued operations. Doubleplay 4G customers are mobile B2C customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain/loss on disposals of non-current assets, other non-operating gains/losses and share of profit/loss of joint ventures and associates Our Adjusted EBITDA may be helpful in evaluating our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Fixed-mobile convergence customer (FMC customer) is a customer on a one-month active broadband connection subscribing to a converged bundle consisting of at least a fixed internet subscription and at least one mobile SIM. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions, including the classification of Algeria as a discontinued operation. Mobile customers are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Mobile data customers are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Mobile financial services (MFS) or digital financial services (DFS) is a variety of innovative services, such as mobile commerce that uses a mobile phone as the primary payment user interface and allows mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Multiplay 4G customers are doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents excluding cash and cash deposits from our banking operations in Pakistan, long-term and short-term deposits. We believe that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ. All non-IFRS measures disclosed in this presentation (including, without limitation, EBITDA, EBITDA margin, operational capex, capex intensity, net debt, equity free cash flow, and local currency trends) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s trading update published on its website on the date hereof.